328 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710

MAG Silver Corp.
November 19, 2008
For Immediate Release
NR#08-22

MAG Reports High Grades on the Valdecañas Vein

1,338 g/t (39.0 opt) silver, 3.56 g/t gold, 1.63% lead and 7.37% zinc over 3.37 metres
842 g/t (24.5 opt) silver, 1.20 g/t gold, 2.19% lead and 6.40% zinc over 8.02 metres

Vancouver, B.C…MAG Silver Corp. (TSX: MAG) (AMEX: MVG) (“MAG”) reports on behalf of Minera Juanicipio SA (a joint venture between Fresnillo plc (56%) and MAG (44%)) new high grade assay results from drilling along the Valdecañas Vein. These recent results continue to add intercepts in areas beyond previously published resource limits and also confirm the continuity of the main vein and the bonanza zone within the vein. The western part of the Valdecañas Vein remains open down-dip and the eastern part remains open up-dip. Recent drilling is also encountering good grade and continuity in hanging wall and footwall veins intersected outside the main Valdecañas Vein.

The joint venture also reports that drilling has resumed on the Juanicipio Vein located one kilometre south of Valdecañas. Initial drill intercepts in the Juanicipio Vein including 2 metres of 689 grams per tonne (g/t) silver and 11.4 g/t gold (Hole JI03-01) and 0.6 metres of 4,100 g/t silver and 1.4 g/t gold (Hole 18-M) have characteristics indicating they lie above the elevation of a bonanza zone comparable to that in the Valdecañas Vein (see Press Releases of August 14, 2003 and April 16, 2008).   The current hole is designed to cut the bonanza zone 125 metres deeper than Hole 18-M.

Three rigs are currently operating on the Valdecañas Vein to complete the ongoing 28,000 metre drill campaign for 2008. This program is focused on defining the Valdecañas Vein on a 100 by 100 metre grid, with the goal of moving as much of the recently reported inferred resource (see press release of June 18, 2008) as possible to an indicated resource by early 2009.

Highlights and discussion of results from the 6 holes released here include the following:

Hole HD was drilled on the western portion of the Valdecañas Vein to determine the top of the bonanza zone and got the expected results typical of this zone. In addition, the Lower Hangingwall Vein seen in several earlier holes is also present in Hole HD and reports 968 g/t (28.2 ounces per ton (opt)) silver, 0.08 g/t gold, 0.31% lead and 0.71% zinc over 0.65 metres. More significantly, a second hangingwall vein was intersected 312 metres up hole from the Valdecañas Vein and reported 27 g/t (0.8 opt) silver and 4.36 g/t gold with negligible lead and zinc over a width of 1.35 metres.  This included a 0.60 metre intersection carrying 7.24 g/t gold.  The high gold and very low base metals are typical of the top of the hydrothermal system at Valdecañas, which indicates that deeper drilling on these structures is warranted.

Hole JD was drilled in the western portion of the Valdecañas Vein and reports 392 g/t (11.4 opt) silver, 1.01 g/t gold, 4.36% lead and 5.41% zinc over 8.70 metres (true width). This includes a higher grade section of 601 g/t (17.5 opt) silver, 0.61 g/t gold, 7.32% lead and 8.70% zinc over 4.53 metres (true width). The high grade base metals in association with the silver are an example of the increase in base metals in the lower parts of the bonanza zone.  Hole JD also intersected a hanging wall vein with 577g/t (16.2 opt) silver, 1.41 g/t gold, 2.97% lead and 3.22% zinc over 5.09 metres (true width).  This is the widest and highest grade hangingwall vein intercept to date.

Hole NE is located in the central portion of the Valdecañas Vein and is a clear example of the high grade bonanza zone. The results returned 1,338 g/t (39.0 opt) silver, 3.56 g/t gold, 1.63% lead and 7.37% zinc over 3.37 metres (true width). Within this zone there was a 1.53 metre (TW) section carrying 7.43 g/t gold and 1,300 g/t silver.

Hole QH is located deep on the east end of the Valdecañas Vein on section “Q”. This intercept is typical of the deep, eastern part of the vein where it widens (10.94 metres true width) and silver values diminish.  This zone included 120 g/t (3.5 opt) silver, 3.00 g/t gold, 2.95% lead and 3.10% zinc over 4.10 metres (true width).

Hole RD is also from the east end of the Valdecañas Vein and intersected the high grade bonanza zone between Sections “Q” and “S”.  The results include 1,134 g/t (33.1 opt) silver, 0.48 g/t gold, 2.51% lead and 6.75% zinc over 4.83 metres (true width) within a longer intercept of 842 g/t (24.5 opt) silver, 1.20 g/t gold, 2.19% lead and 6.40% zinc over 8.02 metres (true width).  Notably, the highest gold grades (7 g/t) lie outside the highest grade silver zone.

Hole TE is the most easterly hole in this report and, like QH, has the lower silver grades characteristic of the lower vein zone.  This hole returned 68 g/t (2.0 opt) silver, 1.32 g/t gold, 0.41% lead and 0.95% zinc over 3.53 metres (true width).

Hole #	From	To	Width	Silver	Silver	Gold	Lead	Zinc	True
Valdecañas			metres	g/t	opt	g/t	%	%	Width
JI-08-HD	745.80	746.40	0.60	42	1.2	0.05	1.35	0.26	0.46
Hanging Wall	726.55	727.20	0.66	968	28.2	0.08	0.31	0.71	0.37
New Hanging Wall	433.15	434.50	1.35	27	0.8	4.36	0.01	0.01	N/D
Including	433.90	434.50	0.60	41	1.2	7.24	0.00	0.01	N/D
JI-08-JD	825.20	834.80	9.60	392	11.4	1.01	4.36	5.41	8.70
Including	826.20	831.20	5.00	601	17.5	0.61	7.32	8.70	4.53
Stock-work Zone	807.95	814.60	6.65	557	16.2	1.41	2.97	3.22	5.09
Hanging wall Vein	800.35	802.35	1.80	98	2.9	1.62	0.30	0.50	1.16
JI-08-NE	712.45	716.85	4.40	1,338	39.0	3.56	1.63	7.37	3.37
Including	712.45	714.24	2.00	1,296	37.8	7.43	1.74	7.66	1.53
JI-08-QH	749.95	763.33	13.35	57	1.7	1.86	1.27	1.58	10.94
Including	749.95	754.95	5.00	120	3.5	3.00	2.95	3.10	4.10
Footwall Vein	769.65	775.90	6.25	64	1.9	1.59	0.35	0.78	5.12
Including	772.05	775.90	3.85	91	2.6	2.22	0.31	0.80	3.15
JI-08-RD	774.75	783.05	8.30	842	24.5	1.20	2.19	6.40	8.02
Including	775.75	780.75	5.00	1,134	33.1	0.48	2.51	6.75	4.83
JI-08-TE	849.5	853.15	3.65	68	2.0	1.32	0.41	0.95	3.53
Footwall Vein	857.95	859.50	1.55	577	16.8	1.08	1.60	1.29	1.40

(See longitudinal section attached and www.magsilver.com for diagrams).

Details of an initial Inferred resource estimate of 237.8 million ounces of silver were released on June 18, 2008.  MAG’s 44% interest equates to 104.5 million ounces of silver.  In addition to the silver resource the estimate also reports a total inferred resource of 480,000 ounces of gold and almost 1 billion pounds of combined lead and zinc (457,700 tonnes).  (Investors should refer to the June 18, 2008 press release for disclaimer information regarding resources).

Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is a vendor of one project, other than Juanicipio, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

About the Joint Venture
The 8,000 hectare Juanicipio property is located in Zacatecas State, Mexico just outside the mining town of Fresnillo. The Fresnillo mine area has been in continuous production since the 1500’s and today is host to the world’s largest producing primary silver mine operated by Fresnillo plc. The Fresnillo/MAG Juanicipio Joint Venture lies 5 kilometres west from the principal production head-frame of the Fresnillo Mine and 1.5 kilometres west from the Saucito Vein, currently undergoing preproduction development with construction of a 600 metre shaft and a 2,200 metre decline.  Fresnillo operates the delineation and exploration program on behalf of the joint venture company, Minera Juanicipio S.A. DE C.V.

About MAG Silver Corp. (www.magsilver.com)
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG has also identified a new silver, lead and zinc discovery at its 100% owned Cinco de Mayo property. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE Alternext US (formerly AMEX) under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710
For further information on behalf of Fresnillo plc Contact Octavio Alvidrez, Investor Relations
Website: Phone:	www.fresnilloplc.com 52 (55) 5279 3250 011-44-207-399-2470	Email: Fax:	om_alvidrez@fresnilloplc.com 52 (55) 5279 3217 011-44-207-399-2471

Neither the Toronto Stock Exchange nor the New York Stock Exchange Alternext US LLC has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note:
 Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.

Valdecañas Vein - Vertical Longitudinal Section

(Interpretation subject to change)

November, 2008

*Assay Results: True Width (meters) / Ag g/t / Au g/t
g/t (grams per tonne)
Legend
>500 g/t Ag
250 - 500 g/t Ag
<250 g/t Ag
Proposed Hole
In Progress
200 m
Surface
Section G
Section I
Section K
Section M
Section O
Section Q
Section S
Preliminary Position (best estimate)
Fresnillo
MAG/Fresnillo
1,500 m
Top of interpreted Bonanza Zone
meters above sea level
2220
2120
2020
1920
1820
1720
1620
1520
1420
-800
-700
-600
-500
-400
-300
-200
-100
0
100
200
300
400
500
JI-07-GY
0.7m/121/0.61
JI-07-GZ
1.4m/769/2.11
JI-07-GA
6.0m/562/0.55
JI-07-GB
3.7m/244/1.50
JI-07-GC
5.8m/1,635/0.51
JI-08-IC
6.0m/201/1.10
JI-08-HD
0.5m/42/0.05
JI-08-HE
3.2m/145/1.63
JI-08-HF
1.5m/58/0.35
JI-07-GD
16.1m/1,353/3.79
JI-08-GE
7.4m/123/4.89
4.7m/1179/1.98
HD
In Progress
ID2
In Progress
IB
JI-03-07
0.3m/593/0.53
JI-06-MA
0.7m/12/0.04
JI-07-KC
0.6m/401/0.19
JI-06-MB
1.5m/2,210/6.96
JC
In Progress
JI-06-KD
9.8m/2,279/2.66
JI-08-JD
8.7m/392/1.01
JI-07-IE
4.6m/1,843/4.43
JI-08-JE
5.4m/243/2.74
JI-07-KE
4.5m/82/0.73
JI-06-MC
7.0m/1,347/0.50
JI-05-16
5.5m/1,798/2.91
JI-06-ME
7.0m/1,703/3.45
JI-06-MF
7.2m/675/1.43
JI-07-MG
4.6m/192/2.29
JI-08-NE
3.4m/1,338/3.56
JI-08-OF
4.7m/224/1.77
JI-08-QD
0.7m/200/0.69
ND2
In Progress
OC
Hole Lost / No Recovery
OB
OD
JI-08-OE2
1.8m/5/0.10
JI-08-OG
4.4m/142/1.29
JI-08-QE
4.7m/1,198/0.20
JI-08-QF
6.2m/ 578/3.85
JI-08-QG
1.9m/86/0.15
JI-08-QH
10.9m/57/1.86
QA
QB
QC
RC
In Progress
JI-08-RD
8.0m/842/1.20
JU5
2.3m/136/0.24
SA
SB
JI-07-SD
4.0m/271/2.78
JI-08-SE
2.0m/124/0.89
JU6
0.7m/156/0.51
UC
JI-07-UE
10.0m/28/0.48
JI-08-TE
3.5m/68/1.32
MAG

JUANICIPIO VEIN - VERTICAL LONGITUDINAL SECTION

November, 2008

*Assay Results: True Width (meters) / Ag g/t / Au g/t
g/t (grams per tonne)
200 m
PLAN VIEW
(INSET MAP)
Valdecañas Vein
JV Boundary
MAG-Peñoles JV
(44% - 56%)
Juanicipio Vein
Legend
Proposed Hole
In Progress
Completed Hole
Surface
2250
2150
2050
1950
1850
1750
1650
1550
JI-02
1.50m / 1g/t Ag / 1.59g/t Au
JI-10P
0.35m / 234g/t Ag / 0.11g/t Au
JI-12P
0.25m / 46g/t Ag / 0.20g/t Au
JI-01
2.00m / 630g/t Ag / 11.44g/t Au
JI-11P
0.55m / 0.5g/t Ag / 0.05g/t Au
Top of interpreted
Bonanza Zone
JI-18P
0.60m / 4,100g/t Ag / 1.47g/t Au
JI-17P
0.60m / 130g/t Ag/ 0.34g/t Au
JI-24P
JI-22P
JI-20P
JI-23P
JI-21P
JI-18Q
In Progress
MAG